

July 13, 2015

Timothy Shannon
Chief Executive Officer
Dale Jarrett Racing Adventure, Inc.
116 3rd Street NW, Suite 302
Hickory, NC 28601

      Re: Dale Jarrett Racing Adventure, Inc.
              Preliminary Proxy Statement
              Filed June 24, 2015
              File No. 000-27251

Dear Mr. Shannon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. In light of your proposed sale of assets, it appears that the information required by Item 14 of Schedule 14A is required in your proxy statement. Please revise to include the disclosure required by Item 14 of Schedule 14A, including the financial information required by Item 14(b)(8)-(11) or tell us why you have not provided this information. See Item 14(a)(4)-(5) of Schedule 14A.

Proposals to Shareholders

Proposal 1. Sale of Racing School Assets and Liabilities, page 10

2. We note that you are asking shareholders to vote on a proposal to approve the sale of the assets and liabilities of the racing school. Please revise to describe the nature of the transaction(s) in which you intend to sell your assets and liabilities, including, as

        examples only, the nature of the assets and liabilities being sold, the value of such assets and liabilities, and the form(s) and amount(s) of consideration to be received.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

        Sincerely,

        /s/ Lilyanna Peyser for

        Mara L. Ransom
        Assistant Director

cc: Zachary Walker